SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                         Concorde Career Colleges, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.10 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   20651H 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Walter H. Stowell, Esq.
                         Testa, Hurwitz & Thibeault, LLP
                        125 High Street, Boston, MA 02110
                                 (617) 248-7000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 25, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.








--------------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









-----------------------------------------
CUSIP NO.   20651H 10 2
-----------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                      Edward L. Cahill
                                      SSN:  ###-##-####
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
                                      AF

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                      USA

---------- ---------------------------------------------------------------------
---------- ----------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
                                                        -0-
         NUMBER OF
          SHARES
                             -------- ------------------------------------------
                             -------- ------------------------------------------
       BENEFICIALLY             8     SHARED VOTING POWER
         OWNED BY                                       1,566,180

                             -------- ------------------------------------------
                             -------- ------------------------------------------
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                                      -0-
          PERSON
           WITH
                             -------- ------------------------------------------
                             -------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                                        1,566,180

---------------------------- -------- ------------------------------------------
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      1,566,180

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                                  [X]

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      19.5%

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
                                      IN

---------- ---------------------------------------------------------------------






-----------------------------------------
CUSIP NO.   20651H 10 2
-----------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                      David L. Warnock
                                      SSN: ###-##-####
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
                                      AF

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                      USA

---------- ---------------------------------------------------------------------
---------- ----------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
                                                        -0-
         NUMBER OF
          SHARES
                             -------- ------------------------------------------
                             -------- ------------------------------------------
       BENEFICIALLY             8     SHARED VOTING POWER
         OWNED BY                                       1,566,180

                             -------- ------------------------------------------
                             -------- ------------------------------------------
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                                      -0-
          PERSON
           WITH
                             -------- ------------------------------------------
                             -------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                                        1,566,180

---------------------------- -------- ------------------------------------------
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      1,566,180

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                                       [x]

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      19.5%

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
                                      IN

---------- ---------------------------------------------------------------------





-----------------------------------------
CUSIP NO.   20651H 10 2
-----------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Cahill, Warnock Strategic Partners, L.P.
                                      IRSN:  52-1970604
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
                                      AF

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                      Delaware Limited Partnership

---------- ---------------------------------------------------------------------
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
                                                        -0-
         NUMBER OF
          SHARES
                             -------- ------------------------------------------
                             -------- ------------------------------------------
       BENEFICIALLY             8     SHARED VOTING POWER
         OWNED BY                                       1,566,180

                             -------- ------------------------------------------
                             -------- ------------------------------------------
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                                      -0-
          PERSON
           WITH
                             -------- ------------------------------------------
                             -------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                                        1,566,180

---------------------------- -------- ------------------------------------------
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      1,566,180

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                                        [X]

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      19.5%

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
                                      PN

---------- ---------------------------------------------------------------------






-----------------------------------------
CUSIP NO.   20651H 10 2
-----------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Cahill, Warnock Strategic Partners Fund, L.P.
                                      IRSN:  52-1970619
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
                                      WC, BK

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                      Delaware Limited Partnership

---------- ---------------------------------------------------------------------
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
                                                        -0-
         NUMBER OF
          SHARES
                             -------- ------------------------------------------
                             -------- ------------------------------------------
       BENEFICIALLY             8     SHARED VOTING POWER
         OWNED BY                                       1,566,180

                             -------- ------------------------------------------
                             -------- ------------------------------------------
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                                      -0-
          PERSON
           WITH
                             -------- ------------------------------------------
                             -------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                                        1,566,180

---------------------------- -------- ------------------------------------------
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      1,566,180

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                                        [X]

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      19.5%

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
                                      PN

---------- ---------------------------------------------------------------------





-----------------------------------------
CUSIP NO.   20651H 10 2
-----------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                      Cahill, Warnock & Company, LLC
                                      IRSN:  52-1931617
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
                                      AF

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                       Maryland Limited Liability Company

---------- ---------------------------------------------------------------------
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
                                                        -0-
         NUMBER OF
          SHARES
                             -------- ------------------------------------------
                             -------- ------------------------------------------
       BENEFICIALLY             8     SHARED VOTING POWER
         OWNED BY                                       1,566,180

                             -------- ------------------------------------------
                             -------- ------------------------------------------
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                                      -0-
          PERSON
           WITH
                             -------- ------------------------------------------
                             -------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                                        1,566,180

---------------------------- -------- ------------------------------------------
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      1,566,180

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                                        [X]

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      19.5%

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
                                      OO

---------- ---------------------------------------------------------------------







-----------------------------------------
CUSIP NO.   20651H 10 2
-----------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                      Strategic Associates, L.P.
                                      IRSN:  52-1991689
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
                                      WC

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware Limited Partnership

---------- ---------------------------------------------------------------------
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
                                                        -0-
         NUMBER OF
          SHARES
                             -------- ------------------------------------------
                             -------- ------------------------------------------
       BENEFICIALLY             8     SHARED VOTING POWER
         OWNED BY                                       1,566,180

                             -------- ------------------------------------------
                             -------- ------------------------------------------
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                                      -0-
          PERSON
           WITH
                             -------- ------------------------------------------
                             -------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                                        1,566,180

---------------------------- -------- ------------------------------------------
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      1,566,180

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                                        [X]

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      19.5%

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
                                      PN

---------- ---------------------------------------------------------------------






ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         On March 25, 1997 Cahill, Warnock Strategic Partners Fund, L.P. ("Strategic Partners Fund") acquired an additional 10,662 shares of Class B Voting Convertible Preferred Stock of Concorde Career Colleges, Inc. (the "Issuer") for a total purchase price of $290,006.40. The additional preferred stock acquired by Strategic Partners Fund is currently convertible into 213,240 shares of the Issuer's Common Stock. The working capital of Strategic Partners Fund was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the preferred stock.

ITEM 4.     PURPOSE OF TRANSACTION:

         In the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 7, 1997 on behalf of Strategic Partners Fund, Cahill, Warnock Strategic Partners, L.P. ("Strategic Partners"), Cahill, Warnock & Company, LLC ("Cahill, Warnock & Co."), Strategic Associates, L.P. ("Strategic Associates"), Edward L. Cahill ("Cahill") and David L. Warnock ("Warnock")(collectively, the "Reporting Persons"), it was disclosed that pursuant to a certain Convertible Preferred Stock Purchase Agreement dated as of February 25, 1997, by and among the Issuer, Strategic Partners Fund and Strategic Associates, Strategic Partners Fund was obligated to purchase from the Issuer an additional 12,500 shares of Class B Voting Convertible Preferred Stock. This agreement was subsequently amended by a certain Amendment No. 1 to Convertible Preferred Stock Purchase Agreement dated as of March 20, 1997, by and among the Issuer, Strategic Partners Fund, Strategic Associates and James Seward (attached hereto as Exhibit 2). As a consequence of the foregoing amendment, Strategic Partners Fund's obligation to purchase additional shares of the Issuer's Class B Voting Convertible Preferred Stock was reduced to 10,662 shares, with James Seward agreeing to purchase the remaining 1,838 shares. On March 25, 1997, Strategic Partners Fund and James Seward purchased the aforementioned shares.

ITEM 5.     INTEREST IN THE SECURITIES OF THE ISSUER:

         (a) Strategic Partners Fund is the record owner of 50,414 shares of Class B Voting Convertible Preferred Stock of the Issuer (the "Fund Preferred Stock"). The Fund Preferred Stock is currently convertible into 1,008,280 shares of the Issuer's Common Stock (the "Fund Conversion Shares"). In addition, Strategic Partners Fund is the record owner of 473,750 shares of Common Stock of the Issuer (the "Fund Common Stock").

         Strategic Associates is the record owner of 2,895 shares of Class B Voting Convertible Preferred Stock of the Issuer (the "Associates Preferred Stock"). The Associates Preferred Stock is currently convertible into 57,900 shares of the Issuer's Common Stock (the "Associates Conversion Shares"). In addition, Strategic Associates is the record owner of 26,250 shares of Common Stock of the Issuer (the "Associates Common Stock").

         The Fund Conversion Shares, the Fund Common Stock, the Associates Conversion Shares and the Associates Common Stock are sometimes referred to herein collectively as the "Concorde Shares".

         Because of their relationship as affiliated entities, both Strategic Partners Fund and Strategic Associates may be deemed to own beneficially the Concorde Shares. As general partners of Strategic Partners Fund and Strategic Associates, respectively, Strategic Partners and Cahill, Warnock & Co. may be deemed to own beneficially the Concorde Shares. As the individual general partners of Strategic Partners and as the members of Cahill, Warnock & Co., both Cahill and Warnock may be deemed to own beneficially the Concorde Shares.

         By virtue of a certain Stockholders' Agreement dated as of February 25, 1997, each of the Reporting Persons may be deemed to share voting power with respect to each share of the Issuer's stock subject to the agreement. Consequently, the Reporting Persons may be deemed to beneficially own, in addition to the Concorde Shares, an additional 3,337,048 shares of the Issuer's Common Stock (the "Agreement Shares").

         Strategic Partners Fund disclaims beneficial ownership of the Associates Conversion Shares, the Associates Common Stock and the Agreement Shares. Strategic Associates disclaims beneficial ownership of the Fund








Conversion Shares, the Fund Common Stock and Agreement Shares. Strategic Partners, Cahill, Warnock & Co., Cahill and Warnock each disclaim beneficial ownership of the Concorde Shares and the Agreement Shares.

         Each of the Reporting Persons may be deemed to own beneficially 19.5% of the Issuer's Common Stock, which percentage is calculated based upon (i) 6,961,776 shares of Common Stock reported outstanding by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996, and (ii) the number of shares of Common Stock (1,066,180) issuable upon conversion of the Fund Preferred Stock and Associates Preferred Stock. The calculation of beneficial ownership percentage does not reflect potential deemed beneficial ownership of the Agreement Shares.

         (b)      Number of Shares as to which each such person has

                  (i)      Sole power to vote or direct the vote:

                           0 shares for each Reporting Person;

                  (ii)     Shared power to vote or direct the vote:

                           1,566,180* shares for each Reporting Person;

                  (iii)    Sole power to dispose or to direct the disposition:

                           0 shares for each Reporting Person;

                  (iv)     Shared power to dispose or to direct the disposition:

                           1,566,180* shares for each Reporting Person.

         * Does not reflect potential deemed beneficial ownership of the Agreement Shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         In the Schedule 13D filed with the SEC on March 7, 1997 on behalf of the Reporting Persons, it was disclosed that pursuant to a certain Convertible Preferred Stock Purchase Agreement dated as of February 25, 1997, by and among the Issuer, Strategic Partners Fund and Strategic Associates, Strategic Partners Fund was obligated to purchase from the Issuer an additional 12,500 shares of Class B Voting Convertible Preferred Stock. This agreement was subsequently amended by a certain Amendment No. 1 to Convertible Preferred Stock Purchase Agreement dated as of March 20, 1997, by and among the Issuer, Strategic Partners Fund, Strategic Associates and James Seward (attached hereto as Exhibit
2). As a consequence of the foregoing amendment, Strategic Partners Fund's obligation to purchase additional shares of the Issuer's Class B Voting Convertible Preferred Stock was reduced to 10,662 shares, with James Seward agreeing to purchase the remaining 1,838 shares. On March 25, 1997, Strategic Partners Fund and James Seward purchased the aforementioned shares.

         Pursuant to a certain Agreement, dated as of March 20, 1997 (attached hereto as Exhibit 3) by and among the Issuer, Strategic Partners Fund, Strategic Associates, Jack L. Brozman, The Estate of Robert F. Brozman, the Robert F. Brozman Trust under Agreement dated 12/28/89 and James R. Seward (the parties to the Agreement, with the exception of James Seward, are referred to herein collectively as the "Other Parties"), James Seward agrees to comply with and be bound by certain provisions of a certain Stockholders' Agreement, dated as of February 25, 1997 by and among the Other Parties. As a consequence of this Agreement, certain shares of Class B Voting Convertible Preferred Stock held by Mr. Seward are subject to certain restrictions on transfer and a right of first refusal. The right of first refusal referred to in this Agreement, under certain circumstances, grants each party to this Agreement certain rights of first refusal in the event any of the other parties (with the exception of the Issuer) wish to transfer stock of the Issuer. In addition, pursuant to this Agreement, Mr. Seward is granted certain "piggyback" registrations rights.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS:

         Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

         Exhibit 2 - Amendment No. 1 to  Convertible  Preferred  Stock  Purchase
                     Agreement, dated as of March 20, 1997, by and among the Issuer, Strategic Partners Fund, Strategic Associates and James Seward.

         Exhibit 3 - Agreement,  dated as of March  20,  1997 by and  among  the
                     Issuer, Strategic Partners Fund, Strategic Associates, Jack
                     L. Brozman, The Estate of Robert F. Brozman, the Robert Brozman Trust under Agreement dated 12/28/89 and James R. Seward.



                                  SCHEDULE 13D


                                   SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  March 26, 1997                 /s/ Edward L. Cahill
                                       --------------------
                                       Edward L. Cahill


                                       /s/ David L. Warnock
                                       --------------------
                                       David L. Warnock


                                       CAHILL, WARNOCK STRATEGIC
                                       PARTNERS FUND, L.P.

                                       By:  Cahill, Warnock Strategic Partners,
                                            L.P., its Sole General Partner

                                           By: /s/ Edward L. Cahill
                                               ---------------------------------
                                               Edward L. Cahill, General Partner


                                           By: /s/ David L. Warnock
                                               ---------------------------------
                                               David L. Warnock, General Partner


                                       CAHILL, WARNOCK STRATEGIC
                                       PARTNERS, L.P.

                                       By: /s/ Edward L. Cahill
                                           -------------------------------------
                                           Edward L. Cahill, General Partner


                                       By: /s/ David L. Warnock
                                           ---------------------------------
                                           David L. Warnock, General Partner








                                       STRATEGIC ASSOCIATES, L.P.

                                       By:  Cahill, Warnock & Co., LLC, its
                                            sole General Partner

                                           By: /s/ Edward L. Cahill
                                               --------------------------------
                                               Edward L. Cahill, Member

                                           By: /s/ David L. Warnock
                                               --------------------------------
                                               David L. Warnock, Member


                                       CAHILL, WARNOCK & CO., LLC

                                       By: /s/ Edward L. Cahill
                                           --------------------------------
                                           Edward L. Cahill, Member


                                       By: /s/ David L. Warnock
                                           --------------------------------
                                           David L. Warnock, Member